FOR IMMEDIATE RELEASE

AutoChina International Declares Special Cash Dividend of $0.25 Per Share

Company Announces Three-for-Two Stock Split in the Form of a Stock Dividend

Company Begins Partnership with Postal Savings Bank of China to Offer Credit and Enhanced Services to AutoChina Customers

Company Provides Update on New Insurance Business

Company Provides Update on Nasdaq Appeal

Shijiazhuang, Hebei Province, China – January 27, 2012 – AutoChina International Limited (“AutoChina” or the “Company”) (AUTCF.PK), China’s largest commercial vehicle sales, servicing, leasing, and support network, today announced that its Board of Directors has declared a one-time special cash dividend in the amount of $0.25 per share. The total amount of cash distributed in the dividend is expected to be approximately $5.9 million. The cash dividend will be paid on or around February 15, 2012, to all shareholders of record as of the close of business on February 8, 2012.

Mr. Yong Hui Li, Chairman and CEO of AutoChina, stated, “We are pleased to declare the Company’s first dividend. Though the past year has been challenging on a corporate level, AutoChina remains committed to our employees, customers, and shareholders. We continue to focus on methods to further evolve our business, and feel that we can expand our business opportunities while returning capital to the loyal shareholders who have continued to stand by the Company. We appreciate and are sincerely grateful for their faith in AutoChina over the past year.”

Company Announces Three-for-Two Stock Split in the Form of a Stock Dividend

The Company also announced that its Board of Directors has declared a three-for-two stock split to be effected in the form of a stock dividend after the completion of the aforementioned special cash dividend. The stock dividend will be payable on February 16, 2012, to shareholders of record as of the close of business on February 8, 2012. Fractional shares will be rounded down to the nearest whole share, and no cash will be payable in lieu thereof. Upon completion of the stock split, the number of outstanding shares of the Company's common stock will be approximately 35.3 million shares.

Company Begins Partnership with Postal Savings Bank of China

AutoChina also announced that the Company has partnered with the Postal Savings Bank of China (“PSBC”), one of China’s largest commercial banks, to provide credit cards and related services to its approved customers. The Company already undertakes a thorough and strict credit evaluation process for its customers, and through this partnership with PSBC, AutoChina will provide guarantees for qualified customers so they can get credit cards from PSBC. AutoChina will charge a service fee based on the percentage of the amount it guarantees for its customers. Additionally, AutoChina customers can now make their payments to the Company directly at PSBC branches. PSBC has an extensive banking network with approximately 60% of its 36,000 branches in rural areas where the majority of AutoChina’s customers are located.

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January 27, 2012

Mr. Li commented, “Through this partnership with PSBC, we are able to provide our customers with two important things: 1) Access to a line of credit, which can be very difficult to obtain for certain people in China, and 2) PSBC’s vast branch network that will make it even more convenient for customers to make payments to AutoChina. We feel the credit card offering is a natural extension of the value-added services we already provide to our customers and are excited to be collaborating with PSBC, one of China’s premier comprehensive commercial banking institutions.”

Company Provides Update on New Insurance Business

As previously announced on November 4, 2011, AutoChina has established its own insurance agency company. AutoChina has since signed agreements with four major insurance companies to sell insurance: China United Property Insurance Company Limited, Sinosafe General Insurance Co. Ltd. (Hua An Insurance), Ping An Insurance (Group) Company of China, Ltd., and China Life Property and Casualty Insurance Company Limited. The Company is actively seeking additional partnerships and securing additional regulatory licenses. Leveraging its existing store network, AutoChina intends to broker insurance products from a wide variety of carriers to existing and new customers and plans to offer not only commercial vehicle insurance but also a wide range of other insurance products such as business property insurance, homeowners insurance, and life insurance.

Company Provides Update on Nasdaq Appeal

AutoChina also announced that the Company has received the Nasdaq Hearings Panel’s decision to deny its appeal for continued listing on The NASDAQ Stock Market LLC (“Nasdaq”). The Company does not intend to further appeal the Panel’s decision. As a result, Nasdaq will complete the delisting by filing a Form 25-NSE Notification of Delisting with the Securities and Exchange Commission after all applicable appeal periods have lapsed.

Mr. Li concluded, “While we strongly disagree with the Panel’s decision, AutoChina remains committed to being a public company. We continue to be focused on serving our customers and growing AutoChina’s business, and are looking forward to updating shareholders on our progress in the weeks and months ahead.”

AutoChina International Ltd.	Page 3
January 27, 2012

About AutoChina International Limited:

AutoChina International Limited is China’s largest commercial vehicle sales, servicing, leasing, and support network.  AutoChina’s operating subsidiary was founded in 2005 by nationally recognized Chairman and CEO, Yong Hui Li.   The Company owns and operates 506 commercial vehicle financing centers across China; and primarily provides sales-type leasing and support services for local customers. The Company’s website is http://www.autochinaintl.com.

Safe Harbor Statement:

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, based upon the current beliefs and expectations of the Company's management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;
•	Changing legislation or regulatory environments;
•	Requirements or changes affecting the businesses in which the Company is engaged;
•	Industry trends, including factors affecting supply and demand;
•	Labor and personnel relations;
•	Credit risks affecting the Company's revenue and profitability;
•	Changes in the commercial vehicle industry;
•	The Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;
•	Changing interpretations of generally accepted accounting principles;
•	General economic conditions; and
•	Other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks. The Company does not assume any obligation to update the information contained in this press release.

CONTACT
At the Company	Investor Relations
Jason Wang	The Equity Group Inc.
Chief Financial Officer	Carolyne Yu
(858) 997-0680 / jcwang@autochinaintl.com	Account Executive
(212) 836-9610 / cyu@equityny.com

Adam Prior
Vice President
(212) 836-9606 / aprior@equityny.com